UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

KKR Acquisition Holdings I Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

48253T208**

(CUSIP Number)

March 17, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** (See item 2(e))

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Triple8, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Kansas
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.79%
12.	Type of Reporting Person (See Instructions) IC

1.	Names of Reporting Persons Eldridge Industries, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Number of Shares Beneficially Owned By Each Reporting Person With
	6.	Shared Voting Power 8,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.79%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Todd L. Boehly
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization US citizen
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Number of Shares Beneficially Owned By Each Reporting Person With
	6.	Shared Voting Power 8,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.79%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

KKR Acquisition Holdings I Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

30 Hudson Yards, Suite 7500, New York, New York 10001

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Triple8, LLC (“Triple8”)
(ii)	Eldridge Industries, LLC (“Eldridge”)
(iii)	Todd L. Boehly

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of Mr. Boehly and Eldridge is 600 Steamboat Road, Floor 2, Greenwich, CT 06830. The address of the principal business office of Triple8 is One Security Benefit Place, Topeka, KS 66636.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Class A Common Stock is not available. The CUSIP number for the Issuer’s units is 48253T208.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Triple8 directly holds 8,000,000 shares (the “Shares”) of Common Stock of the Issuer, as a result of holding 8,000,000 of the Issuer’s units. Each unit consists of one share of the Issuer’s Common Stock and one-fourth of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of the Issuer’s Common Stock. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering.

Triple8 is indirectly controlled by Eldridge. Todd L. Boehly is the indirect controlling member of Eldridge, and in such capacity, may be deemed to have voting and dispositive power with respect to the Shares.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

The Reporting Persons may be deemed to beneficially own 8,000,000 shares of the Issuer’s Common Stock or 5.79% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 138,000,000 shares of the Issuer’s Common Stock, as per the information reported in the Issuer’s Current Report on Form 8-K filed on March 22, 2021.

(c)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 26, 2021

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Triple8, LLC

By:	/s/ Joseph Wittrock
	Name:	Joseph Wittrock
	Title:	Manager and Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A         Joint Filing Agreement, dated as of March 26, 2021

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, par value $0.0001 per share, of KKR Acquisition Holdings I Corp. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:        March 26, 2021

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Triple8, LLC

By:	/s/ Joseph Wittrock
	Name:	Joseph Wittrock
	Title:	Manager and Vice President